FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the Securities Exchange Act of 1934

January 26, 2017

Commission File Number 001-16125

Advanced Semiconductor Engineering, Inc.
( Exact name of Registrant as specified in its charter)

26 Chin Third Road Nantze Export Processing Zone Kaoshiung, Taiwan Republic of China
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Not applicable

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ADVANCED SEMICONDUCTOR ENGINEERING, INC.

Date: January 26, 2017	By:	/s/ Joseph Tung___________________
	Name:	Joseph Tung
	Title:	Chief Financial Officer

Advanced Semiconductor Engineering, Inc.

FOR IMMEDIATE RELEASE

IR Contact:

Michelle Jao, Manager mjao@iselabs.com Tel: +1.510.687.2481 http://www.aseglobal.com	Grace Teng, Manager grace_teng@aseglobal.com Tel: +886.2.6636.5678

ADVANCED SEMICONDUCTOR ENGINEERING, INC. REPORTS UNAUDITED CONSOLIDATED FINANCIAL RESULTS FOR THE FOURTH QUARTER AND FULL YEAR OF 2016

Taipei, Taiwan, R.O.C., January 26, 2017 – Advanced Semiconductor Engineering, Inc. (TAIEX: 2311, NYSE: ASX) (“We”, “ASE”, or the “Company”), among the leading providers of packaging and testing services, today reported unaudited net revenues1 of NT$77,128 million for the fourth quarter of 2016 (4Q16), up by 2% year-over-year and up by 6% sequentially. Net income attributable to shareholders of the parent for the quarter totaled NT$7,976 million, up from a net income attributable to shareholders of the parent of NT$4,708 million in 4Q15 and up from a net income attributable to shareholders of the parent of NT$5,506 million in 3Q16. Basic earnings per share for the quarter were NT$1.04 (or US$0.164 per ADS), compared to basic earnings per share of NT$0.62 (or US$0.095 per ADS) for 4Q15 and NT$0.72 (or US$0.113 per ADS) for 3Q16. Diluted earnings per share for the quarter were NT$0.86 (or US$0.136 per ADS), compared to diluted earnings per share of NT$0.60 for 4Q15 and NT$0.64 for 3Q16.

For the full year of 2016, the Company reported net revenues of NT$274,884 million and net income attributable to shareholders of the parent of NT$21,692 million. Basic earnings per share for the full year of 2016 were NT$2.83 (or US$0.439 per ADS). Diluted earnings per share for the full year of 2016 were NT$2.35 (or US$0.364 per ADS).

RESULTS OF OPERATIONS

4Q16 Results Highlights – Consolidated

●	Net revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others, each represented approximately 44%, 9%, 45%, 1% and 1%, respectively, of total net revenues for the quarter.

●	Cost of revenue was NT$61,751 million for the quarter, up from NT$58,671 million in 3Q16.

-	Raw material cost totaled NT$36,501 million for the quarter, representing 47% of total net revenues.

-	Labor cost totaled NT$9,324 million for the quarter, representing 12% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$7,015 million for the quarter.

1 All financial information presented in this press release is unaudited, consolidated and prepared in accordance with Taiwan-IFRS (International Financial Reporting Standards as endorsed for use in the R.O.C.). Such financial information is generated internally by us and has not been subjected to the same review and scrutiny, including internal auditing procedures and audit by our independent auditors, to which we subject our audited consolidated financial statements, and may vary materially from the audited consolidated financial information for the same period. Any evaluation of the financial information presented in this press release should also take into account our published audited consolidated financial statements and the notes to those statements. In addition, the financial information presented is not necessarily indicative of our results of operations for any future period.

Advanced Semiconductor Engineering, Inc.

●	Gross margin increased 0.5 percentage points to 19.9% in 4Q16 from 19.4% in 3Q16.

●	Operating margin was 10.5% in 4Q16 compared to 10.2% in 3Q16.

●	In terms of non-operating items:

-	Net interest expense was NT$451 million.

-	Net foreign exchange loss of NT$308 million was primarily attributable to the appreciation of the U.S. dollar against the NT dollar.

-	Gain on valuation of financial assets and liabilities was NT$2,167 million.

-	Net gain on equity-method investments was NT$216 million, including NT$368 million of the share of profit from our investment in Siliconware Precision Industries Co., Ltd.

-	Other net non-operating expenses of NT$73 million were primarily related to miscellaneous expenses. Total non-operating income for the quarter was NT$1,551 million.

●	Income before tax was NT$9,680 million for 4Q16, compared to NT$6,875 million in 3Q16. We recorded income tax expenses of NT$1,274 million for the quarter, compared to NT$976 million in 3Q16.

●	In 4Q16, net income attributable to shareholders of the parent was NT$7,976 million, compared to net income attributable to shareholders of the parent of NT$4,708 million in 4Q15 and net income attributable to shareholders of the parent of NT$5,506 million in 3Q16.

●	Our total number of shares outstanding at the end of the quarter was 7,944,875,346, including treasury stock owned by our subsidiaries. Our 4Q16 basic earnings per share of NT$1.04 (or US$0.164 per ADS) were based on 7,675,982,652 weighted average number of shares outstanding in 4Q16. Our 4Q16 diluted earnings per share of NT$0.86 (or US$0.136 per ADS) were based on 8,255,714,437 weighted average number of shares outstanding in 4Q16.

4Q16 Results Highlights – IC ATM2

●	Cost of revenues was NT$31,816 million for the quarter, down by 0.7% sequentially.

-	Raw material cost totaled NT$9,906 million for the quarter, representing 23% of total net revenues.

-	Labor cost totaled NT$8,103 million for the quarter, representing 19% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$6,455 million for the quarter.

●	Gross margin increased 1.3 percentage points to 26.8% in 4Q16 from 25.5% in 3Q16.

●	Operating margin was 14.7% in 4Q16 compared to 14.4% in 3Q16.

4Q16 Results Highlights – EMS

●	Cost of revenues for the quarter was NT$31,038 million, up by 11% sequentially.

-	Raw material cost totaled NT$26,687 million for the quarter, representing 77% of total net revenues.

-	Labor cost totaled NT$1,220 million for the quarter, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$593 million for the quarter.

●	Gross margin increased to 10.4% in 4Q16 from 10.0% in 3Q16.

●	Operating margin increased to 4.8% in 4Q16 from 3.9% in 3Q16.

2016 Full-Year Results Highlights – Consolidated

2 ATM stands for Semiconductor Assembly, Testing and Material.

Advanced Semiconductor Engineering, Inc.

●	Net revenues for the full year of 2016 amounted to NT$274,884 million, down by 3% from 2015. The revenue contribution from packaging operations, testing operations, EMS operations, substrates sold to third parties and others represented approximately 46%, 10%, 42%, 1% and 1%, respectively, of total net revenues for the year.

●	Cost of revenue for the year of 2016 was NT$221,690 million, compared with NT$233,167 million in 2015.

-	Raw material cost totaled NT$125,134 million for the year, representing 46% of total net revenues.

-	Labor cost totaled NT$35,589 million for the year, representing 13% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$28,118 million for the year.

●	Gross margin increased 1.7 percentage points to 19.4% in 2016 from 17.7% in 2015.

●	Operating margin increased to 9.7% in 2016 from 8.8% in 2015.

●	Total non-operating income for the year was NT$1,348 million, compared to total non-operating income of NT$122 million for 2015.

●	Income before tax was NT$28,052 million for 2016. We recognized an income tax expense of NT$5,091 million for the year.

●	In 2016, net income attributable to shareholders of the parent amounted to NT$21,692 million, compared with a net income attributable to shareholders of the parent of NT$19,197 million in 2015.

●	Our total number of shares outstanding at the end of the year was 7,944,875,346, including treasury stock owned by our subsidiaries. Our 2016 basic earnings per share of NT$2.83 (or US$0.439 per ADS) were based on 7,662,869,845 weighted average number of shares outstanding in 2016. Our 2016 diluted earnings per share of NT$2.35 (or US$0.364 per ADS) were based on 8,284,186,758 weighted average number of shares outstanding in 2016.

2016 Full-Year Results Highlights – IC ATM

●	Cost of revenues for the full year of 2016 was NT$120,507 million, compared with NT$114,416 million in 2015.

-	Raw material cost totaled NT$36,472 million for the year, representing 23% of total net revenues.

-	Labor cost totaled NT$30,804 million for the year, representing 19% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$25,729 million for the year.

●	Gross margin decreased to 24.9% in 2016 from 26.0% in 2015.

●	Operating margin decreased to 12.9% in 2016 from 14.0% in 2015.

2016 Full-Year Results Highlights – EMS

●	Cost of revenues was NT$104,211 million, down by 19% from 2015.

-	Raw material cost totaled NT$88,971 million for the year, representing 77% of total net revenues.

-	Labor cost totaled NT$4,782 million for the year, representing 4% of total net revenues.

-	Depreciation, amortization and rental expenses totaled NT$2,532 million for the year.

●	Gross margin increased to 9.8% in 2016 from 7.5% in 2015.

Advanced Semiconductor Engineering, Inc.

●	Operating margin increased to 3.5% in 2016 from 2.6% in 2015.

LIQUIdiTY AND CAPITAL RESOURCES

●	Capital expenditures in 4Q16 totaled US$127 million, of which US$87 million were used in packaging operations, US$30 million in testing operations, US$6 million in EMS operations and US$4 million in interconnect materials operations.

●	For the full year of 2016, we spent US$683 million for capital expenditures, including US$397 million in packaging operations, US$241 million in testing operations, US$22 million in EMS operations and US$23 million in interconnect materials operations.

●	As of December 31, 2016, total unused credit lines amounted to NT$176,185 million.

●	Current ratio was 1.37 and net debt to equity ratio was 0.41 as of December 31, 2016.

●	Total number of employees was 66,711 as of December 31, 2016, compared to 68,141 as of September 30, 2016.

Business Review

Packaging Operations3

●	Gross margin for our packaging operations during the quarter was 24.1%, up by 1.9 percentage points from 3Q16.

●	Capital expenditures for our packaging operations amounted to US$87 million for the quarter, of which US$49 million were used in purchases of wafer bumping and flip chip packaging equipment, US$34 million were used in purchase common equipment including SiP equipment purchases, and US$4 million were used in wirebond packaging specific purposes.

Testing Operations

●	Depreciation, amortization and rental expense associated with our testing operations amounted to NT$1,806 million during the quarter, up from NT$1,739 million in 3Q16.

●	In 4Q16, gross margin for our testing operations was 38.4%, down by 0.5 percentage points from 3Q16.

●	Capital expenditures for our testing operations amounted to US$30 million during the quarter.

EMS Operations

●	In 4Q16, gross margin for our EMS operations was 10.4%, up by 0.4 percentage points from 3Q16.

●	Capital expenditures for our EMS operations amounted to US$6 million during the quarter.

Substrate Operations

●	PBGA substrate manufactured by ASE amounted to NT$2,171 million for the quarter, down by NT$173 million, or by 7% from 3Q16. Of the total output of NT$2,171 million, NT$806 million was from sales to external customers.

●	Gross margin for substrate operations was 13.8% for the quarter, down by 1 percentage points from 3Q16.

●	In 4Q16, our internal substrate manufacturing operations supplied 26% (by value) of our total substrate requirements.

3 IC packaging services include module assembly services.

Advanced Semiconductor Engineering, Inc.

Customers

IC ATM consolidated Basis

●	Our five largest customers together accounted for approximately 33% of our total net revenues in 4Q16, compared to 34% in 3Q16. One customer accounted for more than 10% of our total net revenues in 4Q16.

●	Our top 10 customers contributed 50% of our total net revenues for the quarter, which remained the same as 3Q16.

●	Our customers that are integrated device manufacturers or IDMs accounted for 35% of our total net revenues for the quarter, compared to 36% in 3Q16.

EMS Basis

●	Our five largest customers together accounted for approximately 83% of our total net revenues in 4Q16, compared to 80% in 3Q16. One customer accounted for more than 10% of our total net revenues in 4Q16.

●	Our top 10 customers contributed 91% of our total net revenues during the quarter, compared to 90% in 3Q16.

ASE-SPIL Transaction Update

●	ASE and SPIL submitted the required materials to the Taiwan Fair Trade Commission (the “TFTC”) on July 29, 2016 and the TFTC issued a no objection letter in respect of the transaction.

●	ASE and SPIL submitted the required materials to the Ministry of Commerce of the People’s Republic of China ("MOFCOM") on August 25, 2016. MOFCOM formally accepted the parties’ notification materials on December 14, 2016, starting Phase I of the review process. On January 16, 2017, ASE received MOFCOM's notice extending its review to Phase II review.

●	On January 17, 2017, ASE and SPIL each certified that it has complied with the U.S. Federal Trade Commission’s (“FTC”) requests for information. The parties are continuing to cooperate with the FTC's investigation, and are working toward a goal of successfully completing the investigation as soon as possible.

outlook

Based on our current business outlook and exchange rate assumptions, management projects overall performance for the first quarter of 2017 to be as follows:

●	IC ATM 1Q/2017 business should get close to 2Q/2016 levels;

●	IC ATM 1Q/2017 gross margin should be similar to 1H/2016 levels;

●	EMS 1Q/2017 business and gross margin should be similar to the quarterly averages of 2016.

About ASE, Inc.

ASE, Inc. is among the leading providers of packaging services and testing services, including front-end engineering testing, wafer probing and final testing services. With advanced technological capabilities and a global presence spanning Taiwan, China, Korea, Japan, Singapore, Malaysia and the United States, ASE, Inc. has established a reputation for reliable, high quality products and services. For more information, please visit our website at http://www.aseglobal.com.

Advanced Semiconductor Engineering, Inc.

Safe Harbor Notice

This press release contains "forward-looking statements" within the meaning of Section 27A of the United States Securities Act of 1933, as amended, and Section 21E of the United States Securities Exchange Act of 1934, as amended, including statements regarding our future results of operations and business prospects. Although these forward-looking statements, which may include statements regarding our future results of operations, financial condition or business prospects, are based on our own information and information from other sources we believe to be reliable, you should not place undue reliance on these forward-looking statements, which apply only as of the date of this press release. The words “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan” and similar expressions, as they relate to us, are intended to identify these forward-looking statements in this press release. Our actual results of operations, financial condition or business prospects may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including risks associated with cyclicality and market conditions in the semiconductor or electronic industry; changes in our regulatory environment, including our ability to comply with new or stricter environmental regulations and to resolve environmental liabilities; demand for the outsourced semiconductor packaging, testing and electronic manufacturing services we offer and for such outsourced services generally; the highly competitive semiconductor or manufacturing industry we are involved in; our ability to introduce new technologies in order to remain competitive; international business activities; our business strategy; our future expansion plans and capital expenditures; the uncertainties as to whether we can complete the acquisition of 100% of Siliconware Precision Industries Co., Ltd. shares not otherwise owned by ASE; the strained relationship between the Republic of China and the People’s Republic of China; general economic and political conditions; the recent global economic crisis; possible disruptions in commercial activities caused by natural or human-induced disasters; fluctuations in foreign currency exchange rates; and other factors. For a discussion of these risks and other factors, please see the documents we file from time to time with the Securities and Exchange Commission, including our 2015 Annual Report on Form 20-F filed on April 29, 2016.

Supplemental Financial Information

IC ATM Consolidated Operations

Amounts in NT$ Millions	4Q/16	3Q/16	4Q/15
Net Revenues	43,463	43,006	38,406
Revenues by Application
Communication	53%	53%	55%
Computer	10%	12%	12%
Automotive, Consumer & Others	37%	35%	33%

Packaging Operations

Amounts in NT$ Millions	4Q/16	3Q/16	4Q/15
Net Revenues	35,242	34,832	31,121
Revenues by Packaging Type
Bumping, Flip Chip, WLP & SiP	32%	33%	33%
IC Wirebonding	57%	57%	58%
Discrete and Others	11%	10%	9%
Capacity
CapEx (US$ Millions)*	87	112	64
Number of Wirebonders	15,897	15,905	15,568

Testing Operations

Amounts in NT$ Millions	4Q/16	3Q/16	4Q/15
Net Revenues	7,303	7,232	6,356
Revenues by Testing Type
Final test	77%	75%	77%
Wafer sort	20%	21%	19%
Engineering test	3%	4%	4%
Capacity
CapEx (US$ Millions)*	30	57	18
Number of Testers	3,739	3,725	3,435

EMS Operations

Amounts in NT$ Millions	4Q/16	3Q/16	4Q/15
Net Revenues	34,634	31,190	39,347
Revenues by End Application
Communication	53%	51%	64%
Computer	14%	16%	15%
Consumer	20%	20%	11%
Industrial	7%	7%	5%
Automotive	5%	5%	4%
Others	1%	1%	1%
Capacity
CapEx (US$ Millions)*	6	10	5

* Capital expenditure excludes building construction costs.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2016	Sep. 30 2016	Dec. 31 2015	Dec. 31 2016	Dec. 31 2015
Net revenues:
Packaging	33,620	33,449	29,093	125,283	116,607
Testing	7,303	7,231	6,355	27,032	25,192
Direct Material	806	805	798	3,262	3,260
EMS	34,627	31,174	39,301	115,395	138,242
Others	772	125	1	3,912	1
Total net revenues	77,128	72,784	75,548	274,884	283,302

Cost of revenues	(61,751)	(58,671)	(62,279)	(221,690)	(233,167)
Gross profit	15,377	14,113	13,269	53,194	50,135

Operating expenses:
Research and development	(3,091)	(2,947)	(2,814)	(11,391)	(10,938)
Selling, general and administrative	(4,157)	(3,728)	(3,654)	(15,099)	(14,313)
Total operating expenses	(7,248)	(6,675)	(6,468)	(26,490)	(25,251)
Operating income	8,129	7,438	6,801	26,704	24,884

Net non-operating (expenses) income:
Interest expense - net	(451)	(478)	(538)	(1,987)	(2,027)
Foreign exchange gain (loss)	(308)	1,593	428	1,928	(713)
Gain (loss) on valuation of financial assets and liabilities	2,167	(1,998)	(722)	667	2,462
Gain (loss) on equity-method investments[4]	216	457	142	1,317	121
Others	(73)	(137)	179	(577)	279
Total non-operating income (expenses)	1,551	(563)	(511)	1,348	122
Income before tax	9,680	6,875	6,290	28,052	25,006

Income tax expense	(1,274)	(976)	(1,259)	(5,091)	(4,839)
Income from continuing operations and before noncontrolling interest	8,406	5,899	5,030	22,961	20,167
Noncontrolling interest	(430)	(393)	(322)	(1,269)	(970)

Net income attributable to shareholders of the parent	7,976	5,506	4,708	21,692	19,197

Per share data:
Earnings (losses) per share
– Basic	NT$1.04	NT$0.72	NT$0.62	NT$2.83	NT$2.51
– Diluted	NT$0.86	NT$0.64	NT$0.60	NT$2.35	NT$2.41

Earnings (losses) per equivalent ADS
– Basic	US$0.164	US$0.113	US$0.095	US$0.439	US$0.396
– Diluted	US$0.136	US$0.101	US$0.092	US$0.364	US$0.381

Number of weighted average shares used in diluted EPS calculation (in thousands)	8,255,714	8,252,369	7,840,049	8,284,187	8,250,064

Exchange rate (NT$ per US$1)	31.62	31.78	32.55	32.22	31.65

4 As of September 30, 2016, we have completed the identification of the difference between the cost of the investment and our share of the net fair value of SPIL’s identifiable assets and liabilities. Accordingly, we retrospectively adjusted the provisional amounts recognized at the acquisition dates in September 2015, March and April 2016, respectively.

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – IC ATM

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2016	Sep. 30 2016	Dec. 31 2015	Dec. 31 2016	Dec. 31 2015
Net revenues:
Packaging	35,242	34,832	31,121	129,851	125,714
Testing	7,303	7,232	6,356	27,032	25,192
Direct Material	898	920	910	3,550	3,564
Others	20	22	19	83	74
Total net revenues	43,463	43,006	38,406	160,516	154,544

Cost of revenues	(31,816)	(32,037)	(28,428)	(120,507)	(114,416)
Gross profit	11,647	10,969	9,978	40,009	40,128

Operating expenses:
Research and development	(2,270)	(2,130)	(2,082)	(8,343)	(8,085)
Selling, general and administrative	(3,005)	(2,646)	(2,583)	(10,922)	(10,439)
Total operating expenses	(5,275)	(4,776)	(4,665)	(19,265)	(18,524)
Operating income	6,372	6,193	5,313	20,744	21,604

Net non-operating (expenses) income:
Interest expense - net	(499)	(526)	(584)	(2,204)	(2,143)
Foreign exchange gain (loss)	(432)	1,504	364	1,600	(311)
Gain (loss) on valuation of financial assets and liabilities	2,108	(1,987)	(622)	687	2,166
Gain (loss) on equity-method investments[4]	1,405	1,287	1,051	4,985	2,443
Others	104	(152)	336	(320)	(9)
Total non-operating income (expenses)	2,686	126	545	4,748	2,146
Income before tax	9,058	6,319	5,858	25,492	23,750

Income tax expense	(967)	(719)	(1,099)	(3,481)	(4,361)
Income from continuing operations and before noncontrolling interest	8,091	5,600	4,759	22,011	19,389
Noncontrolling interest	(115)	(94)	(51)	(319)	(192)

Net income attributable to shareholders of the parent	7,976	5,506	4,708	21,692	19,197

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Statement of Comprehensive Income Data – EMS

(In NT$ millions, except per share data)

(Unaudited)

	For the three months ended			For the year ended
	Dec. 31 2016	Sep. 30 2016	Dec. 31 2015	Dec. 31 2016	Dec. 31 2015
Net revenues:
Total net revenues	34,634	31,190	39,347	115,498	138,428

Cost of revenues	(31,038)	(28,066)	(36,473)	(104,211)	(128,098)
Gross profit	3,596	3,124	2,874	11,287	10,330

Operating expenses:
Research and development	(840)	(841)	(760)	(3,133)	(2,950)
Selling, general and administrative	(1,099)	(1,053)	(1,038)	(4,068)	(3,774)
Total operating expenses	(1,939)	(1,894)	(1,798)	(7,201)	(6,724)
Operating income	1,657	1,230	1,076	4,086	3,606

Net non-operating (expenses) income:
Total non-operating income	114	224	(64)	606	17
Income before tax	1,771	1,454	1,012	4,692	3,623

Income tax expense	(509)	(249)	(170)	(1,044)	(510)
Income from continuing operations and before noncontrolling interest	1,262	1,205	842	3,648	3,113
Noncontrolling interest	(305)	(289)	(269)	(906)	(781)

Net income attributable to shareholders of the parent	957	916	573	2,742	2,332

Advanced Semiconductor Engineering, Inc.

Summary of Consolidated Balance Sheet Data

(In NT$ millions)

(Unaudited)

	As of Dec. 31, 2016	As of Sep. 30, 2016

Current assets:
Cash and cash equivalents	38,392	37,661
Financial assets – current	3,895	1,931
Notes and accounts receivable	51,145	52,010
Inventories	45,626	47,777
Others	3,731	3,990
Total current assets	142,789	143,369

Financial assets – non current & Investments – equity method[4]	52,174	51,975
Property plant and equipment	143,880	145,209
Intangible assets	12,120	12,217
Prepaid lease payments	2,237	2,382
Others	4,743	5,476
Total assets	357,943	360,628

Current liabilities:
Short-term borrowings	20,955	33,007
Current portion of bonds payable	9,658	9,385
Current portion of long-term borrowings & capital lease obligations	6,683	6,384
Notes and accounts payable	35,804	37,856
Others	31,153	31,765
Total current liabilities	104,253	118,397

Bonds payable	27,342	26,872
Long-term borrowings & capital lease obligations	47,013	44,255
Other liabilities	9,765	9,886
Total liabilities	188,373	199,410
Shareholders of the parent	157,578	150,159

Noncontrolling interest	11,992	11,059
Total liabilities & shareholders’ equity	357,943	360,628

Current Ratio	1.37	1.21
Net Debt to Equity	0.41	0.50